--------------------------------------------------------------------------------


                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER



                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                For July 3, 2003




                            PAN AMERICAN SILVER CORP.
                             1500 - 625 HOWE STREET
                                 VANCOUVER, B.C.
                                     V6C 2T6






Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F              Form 40-F   X
                                   -----                 -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes           No  X
                                     -----        ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___





--------------------------------------------------------------------------------

Audited Consolidated Financial Statements of


PAN AMERICAN SILVER CORP.


Including a reconciliation to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F.

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca                                          [Deloitte & Touch Logo]


AUDITORS' REPORT


To the Directors of
Pan American Silver Corp.

We have audited the consolidated balance sheets of Pan American Silver Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

On February 20, 2003, except for Note 9, which is at March 7, 2003, we reported to the shareholders of Pan American Silver Corp. on financial statements for the same period prepared in accordance with accounting principles generally accepted in Canada. This report is rendered in accordance with Canadian and United States generally accepted auditing standards.

(SIGNED) DELOITTE & TOUCHE LLP


Chartered Accountants
Vancouver, British Columbia
February 20, 2003, except for Note 9, which is as at March 7, 2003

                            PAN AMERICAN SILVER CORP.

                           Consolidated Balance Sheets
                                As at December 31
                          (in thousands of US dollars)


                                                                                                   2002             2001
                                                                                              ------------     ------------
ASSETS
Current
     Cash and cash equivalents                                                                $     10,185     $      3,331
     Short-term investments                                                                             13              513
     Accounts receivable                                                                             4,598            6,037
     Inventories (Note 4)                                                                            4,637            4,655
     Prepaid expenses                                                                                3,197            6,534
                                                                                              ------------     ------------
Total Current Assets                                                                                22,630           21,070
Mineral property, plant and equipment, net (Note 5)                                                 59,447           66,659
Investment and other properties (Note 6)                                                             4,193            1,785
Direct smelting ore (Note 4)                                                                         4,303                -
Other assets (Note 7)                                                                                4,393            2,003
                                                                                              ------------     ------------
Total Assets                                                                                  $     94,966     $     91,517
                                                                                              ============     ============
LIABILITIES
Current
     Operating line of credit                                                                 $        125     $      1,390
     Accounts payable and accrued liabilities (Note 8)                                              15,227           12,283
     Advances for metal shipments                                                                    2,158            4,071
Current portion of bank loans and capital lease (Note 9)                                             1,638            2,209
     Current portion of severance indemnity and commitments (Note 14)                                  953              547
     Current portion of deferred revenue (Note 7)                                                      130              643
                                                                                              ------------     ------------
Total Current Liabilities                                                                           20,231           21,143
Deferred revenue (Note 7)                                                                              923            1,850
Bank loans and capital lease (Note 9)                                                                3,942            5,010
Provision for reclamation (Note 5)                                                                  12,971            2,112
Severance indemnity and commitments (Notes 5, 6 and 14)                                              1,407            2,525
                                                                                              ------------     ------------
Total Liabilities                                                                                   39,474           32,640
                                                                                              ------------     ------------
SHAREHOLDERS' EQUITY
Share capital (Note 10)
     Authorized:
        100,000,000 common shares of no par value
     Issued:
        December 31, 2001 - 37,628,234 shares
        December 31, 2002 - 43,883,454 shares                                                      161,024          130,723
Additional paid in capital                                                                           1,092            1,120
Deficit                                                                                           (106,624)         (72,966)
                                                                                              ------------     ------------
Total Shareholders' Equity                                                                          55,492           58,877
                                                                                              ------------     ------------
Total Liabilities and Shareholders' Equity                                                    $     94,966     $     91,517
                                                                                              ============     ============


APPROVED BY THE BOARD

(signed) Ross J. Beaty, Director

(signed) Paul B. Sweeney, Director

           See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.

                      Consolidated Statements of Operations
                      For the years ended December 31, (in
        thousands of US dollars, except for shares and per share amounts)


                                                                                2002              2001              2000
                                                                            ------------      ------------        ---------
Revenue                                                                     $     45,093      $     37,296        $  29,931
                                                                            ------------      ------------        ---------
Expenses
   Operating                                                                      43,161            40,591           27,561
   General and administration                                                      1,698             2,138            2,177
   Depreciation and amortization                                                   4,872             4,312            2,509
   Reclamation                                                                       860               620              461
   Exploration                                                                     1,206               892              800
   Interest expense                                                                  988               783              326
   Write-down of mineral properties and reclamation (Notes 5 and 6)               27,218                 -           42,747
   Gain on sale of land (Note 3)                                                       -            (3,500)               -
                                                                            ------------      ------------        ---------
                                                                                  80,003            45,836           76,581
                                                                            ------------      ------------        ---------
Loss from operations                                                             (34,910)           (8,540)         (46,650)
Interest income                                                                      269               236              641
Other income (Note 13)                                                               983               227              131
                                                                            ------------      ------------        ---------
Net loss for the year                                                       $    (33,658)     $     (8,077)       $ (45,878)
                                                                            ============      ============        =========
Basic and fully diluted loss per share (Note 2)                                  ($0.80)          ($0.22)            ($1.35)
                                                                            ============      ============        =========
Weighted average shares outstanding                                           41,849,413        36,162,815       33,987,958



           See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.

                 Consolidated Statements of Shareholders' Equity
              For the years ended December 31, 2002, 2001 and 2000
                 (in thousands of US dollars, except for shares)






                                                                     Common shares        Additional
                                                               -------------------------    Paid In
                                                                 Shares        Amount       Capital       Deficit        TOTAL
                                                               ----------   ------------    -------    ------------   ----------
Balance, December 31, 1999                                     32,460,845   $    113,780    $   115    $    (19,011)  $   94,884
   Issued on acquisition of Huaron (Note 3)                     1,780,389          7,015          -               -        7,015
   Issued for purchase of royalty                                 140,000            507          -               -          507
   Fair value of stock options granted                         -                       -        985               -          985
   Fair value of warrants granted                              -                       -         69               -           69
   Foreign exchange translation adjustment-                                 -             (38)         -            (38)
   Net loss for the year                                       -                       -          -         (45,878)     (45,878)
                                                               ----------   ------------    -------    ------------   ----------
Balance, December 31, 2000                                     34,381,234        121,302      1,131         (64,889)      57,544
   Exercise of stock options                                      247,000            789          -               -          789
   Shares issued for cash, net of share
      issue costs (Note 10c)                                    3,000,000          8,632          -               -        8,632
   Fair value of warrants granted (Note 10c)                            -              -         27               -           27
   Foreign exchange translation adjustment                              -              -        (38)              -          (38)
   Net loss for the year                                                -              -          -          (8,077)      (8,077)
                                                               ----------   ------------    -------    ------------   ----------
Balance, December 31, 2001                                     37,628,234        130,723      1,120         (72,966)      58,877
   Exercise of stock options                                    1,445,400          6,102          -               -        6,102
   Shares issued for cash, net of share
      issue costs (Note 10b(i))                                 3,450,000         15,599          -               -       15,599
   Issued on acquisition of Manantial Espejo (Notes 6 and 10bii)  231,511          1,250          -               -        1,250
   Issued on acquisition of royalty (Notes 5 and 10biii)          390,117          3,000          -               -        3,000
   Issued on compensation shares (Note 10b (v))                    69,000            253          -               -          253
   Issued on purchase of silver stockpiles (Notes 4 and 10biv)    636,942          4,000          -               -        4,000
   Exercise of share purchase warrants                             32,250             97          -               -           97
   Foreign exchange translation adjustment                              -              -        (28)              -          (28)
   Net loss for the year                                                -              -          -         (33,658)     (33,658)
                                                               ----------   ------------    -------    ------------   ----------
Balance, December 31, 2002                                     43,883,454   $    161,024    $ 1,092    $   (106,624)  $   55,492
                                                               ==========   ============    =======    ============   ==========


The cumulative translation adjustment account at December 31, 2002 was $11 (2001
- $39).



           See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.

                      Consolidated Statements of Cash Flows
                        For the years ended December 31,
                          (in thousands of US dollars)

                                                                                 2002              2001            2000
                                                                               ---------        ----------     ------------
Operating activities
    Sales proceeds                                                             $  44,015        $   38,176     $     30,085
    Hedging activities                                                               960                40              181
    Interest paid                                                                   (988)             (783)            (326)
    Other income and expenses                                                        926                96              762
    Products and services purchased                                              (42,533)          (36,759)         (26,898)
    Exploration                                                                   (1,102)             (892)            (811)
    Taxes paid                                                                         -                 -             (111)
    General and administration                                                    (2,020)           (1,964)          (2,267)
                                                                                    (742)           (2,086)             615
                                                                               ---------        ----------     ------------

Financing activities
    Repayments of bank loans                                                      (3,325)           (5,044)          10,043
    Shares issued for cash                                                        22,821             9,789                -
    Share issue costs                                                               (962)             (340)               -
                                                                               ---------        ----------     ------------
                                                                                  18,534             4,405           10,043
                                                                               ---------        ----------     ------------

Investing activities
    Mineral property, plant and equipment expenditures                            (9,780)           (6,683)          (1,077)
    Investment and other property expenditures                                    (1,158)              (24)         (17,815)
    Short-term investment sales (purchases)                                            -               256              (13)
    Other                                                                              -               (81)             (59)
                                                                               ---------        ----------     ------------
                                                                                 (10,938)           (6,532)         (18,964)
                                                                               ---------        ----------     ------------
Increase (decrease) in cash and cash equivalents for the year                      6,854            (4,213)          (8,306)
Cash and cash equivalents at beginning of year                                     3,331             7,544           15,850
                                                                               ---------        ----------     ------------
Cash and cash equivalents at end of year                                    $     10,185        $    3,331     $      7,544
                                                                            ============        ==========     ============


Supplemental Cashflow Information (Note 12c)


           See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)


1.       NATURE OF OPERATIONS

         The Company is a silver mining company operating in Peru, Mexico and Bolivia. The Company operates in one industry, with three reporting segments, mining and development, exploration, and corporate.

2.       SIGNIFICANT ACCOUNTING POLICIES

         The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada as set out below. The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant differences from United States accounting principles are disclosed in
         Note 16.

         a)   Basis of presentation

              These consolidated financial statements are expressed in United States dollars and include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

              Certain comparative figures have been reclassified to conform to the current year's presentation.

         b)   Revenue recognition

              Revenue is recognized when title and risk of ownership of metals have passed and collection is reasonably assured. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue are recorded in the period leading up to and during the period of final settlement of prices, weights and assays.

         c)   Inventories

              Metals inventories are stated at the lower of cost and net realizable value determined by using the first-in, first-out method. Materials and supplies inventories are carried at the lower of average cost and replacement cost. Costs of direct smelting ore are charged to operations on a per tonne of ore sold basis over 600,000 tonnes (Note 4).

         d)   Mineral property, plant and equipment

              i)  Mineral properties

                  Acquisition costs of mineral development properties together with costs directly related to mine development expenditures and any interest thereon are deferred. Once in production such costs are amortized on a units-of-production basis over a property's expected economic life. Exploration costs are charged to operations.

              ii) Mineral property, plant and equipment are stated at the lower of cost or estimated net recoverable value on the basis of undiscounted estimates of future cash flows. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Any gains or losses on disposition of property, plant and equipment are reflected in other income or expenses. Depreciation is calculated on a straight-line basis over the lesser of an asset's estimated useful life ranging from five to twenty years and the life of the mineral property to which it relates.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                    Page 2

                  The carrying value of mineral properties and any related plant and equipment are reviewed periodically for impairment in value, utilizing undiscounted estimates of future cash flows. Any resulting write downs to net recoverable value are charged to operations. Deferred costs relating to abandoned properties are written off.

         e)   Reclamation costs

              Ongoing reclamation costs are charged to operations in the period in which they are incurred. Estimated closure costs are accrued on a units-of-production basis. At operations where the carrying value of the related property, plant and equipment is deemed to be impaired because of uncertainty about the expected mine life, an estimate of the expected future reclamation and closure costs is made. The difference between the estimated future reclamation and closure costs and the amount of such costs accrued at the time of impairment is charged to operations. Should subsequent revisions of the estimated future costs be made, the effect of the revision on the amount accrued would be reflected as a charge or credit to operations.

        f)       Foreign currency translation

              The Company's functional currency is the US dollar. The accounts of self-sustaining foreign operations are accounted for by the current rate method. Under this method, assets and liabilities are translated into US dollars at prevailing rates of exchange at each balance sheet date and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations. Foreign currency gains and losses are deferred as a component of additional paid in capital.

              Foreign currency transactions and balances and the accounts of integrated foreign operations are accounted for by the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations. Foreign currency gains and losses are expensed.

        g)       Derivative financial instruments

              The Company, from time to time, uses forward sales agreements for the purpose of managing the price of anticipated metal sales. These instruments are accounted for as a hedge of anticipated transactions and are not recorded on the balance sheet of the Company. Gains and losses from these contracts are recorded as an adjustment of revenue in the period that related production is delivered.

              Occasionally, non-hedging derivative contracts are entered into. These contracts are recorded on the balance sheet and marked-to-market at each reporting date. Any mark-to-market gains or losses are included in the statement of operations.

         h)   Cash and cash equivalents

              Cash and cash equivalents include cash or highly liquid, fixed income securities or term deposits with an average yield of 1.25% (2001 - 1.65%) and an average term to maturity, at the date of purchase, of one month.

         i)       Short-term investments

              Short-term investments are carried at the lower of cost and market value.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                    Page 3


         j)   Stock option plan

              The Company provides options to buy common shares of the Company to directors, officers and service providers. The board of directors grants such options for periods of up to ten years at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options are granted.

              The Company adopted the intrinsic value method of accounting for stock-based compensation. Under this method compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share option exercise price on the day that options are granted.

         k)   Loss per share

              The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding stock options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

3.       BUSINESS ACQUISITION

         On March 6, 2000, the Company acquired a 71.83 percent interest in Compania Minera Huaron S.A. ("Huaron"). The acquisition agreement provided for the issuance of 1,780,389 common shares of the Company valued at $7,015,000 and 700,000 common share purchase options with a value of $985,000. The stock options were exercisable over a ten-year period at $4.00 per share and would have expired on March 6, 2010. During 2002, all the share purchase options were exercised for proceeds of $2,800,000. The Company also granted the vendors a 2.16 percent net smelter return royalty payable after the Company has extracted 4,300,000 tonnes of ore from the property. As at December 31, 2002, the Company had extracted 974,000 tonnes of ore from the property. This royalty increases to a maximum of 3 percent if the Company acquires a 90 percent or more interest in Huaron. Included in liabilities of Huaron at the date of acquisition was a liability of $3,174,000 payable to the former majority shareholders of Huaron. This liability was discharged from the proceeds of sale of certain Huaron assets for $1,980,000 and corporate funds of $1,194,000. Between March 6 and October 20, 2000, the Company increased its ownership in Huaron to
         72.64 percent by purchasing shares from minority shareholders for $65,000.

         The acquisition was accounted for by the purchase method and the accounts of Huaron have been consolidated from March 6, 2000. The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:


                           Current assets                                                    $      1,297
                           Property, plant and equipment                                           12,968
                                                                                             ------------
                                                                                                   14,265
                           Less:
                             Current liabilities                                                   (3,649)
                             Long-term liabilities                                                 (1,551)
                             Severance indemnity                                                   (1,000)
                                                                                             ------------
                           Consideration, including cash of $65,000                          $      8,065
                                                                                             ============

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                    Page 4



         On August 2, 2001, the Company increased its ownership of Huaron to
         99.85 percent when the Company sold certain parcels of Huaron land to Volcan Compania Minera S.A. ("Volcan") in exchange for Volcan's 27.21 percent interest in Huaron, which was valued $2,968,000. The Company also received $200,000 in cash, 1,800,000 Volcan "B" shares valued at $500,000 and other benefits as consideration for the sale of Huaron land and recorded a $3,500,000 gain (Note 13) as a result of this transaction.

4.       INVENTORIES

         Inventories consist of:

                                                                                                         2002            2001
                                                                                                       ---------      ----------
         Concentrate inventory                                                                         $   3,128      $    2,115
         Direct smelting ore                                                                               4,753               -
         Materials and supplies                                                                            1,059           2,540
                                                                                                       ---------      ----------
                                                                                                           8,940           4,655
         Long term portion of direct smelting ore                                                         (4,303)              -
                                                                                                       ---------      ----------
                                                                                                       $   4,637      $    4,655
                                                                                                       =========      ==========


         Under an agreement entered into on November 8, 2002 with Volcan, the Company acquired the right to mine and sell 600,000 tonnes of silver-bearing ore stockpiles to a nearby smelter. The consideration paid was 636,942 common shares with a value of $4,000,000, the return to Volcan of 1,800,000 Volcan "B" shares, carried on the Company's books at $500,000 and a one-third production bonus after the Company recovers $4,500,000, operating costs, deemed taxes and interest on the acquisition cost. In addition, the Company guaranteed that Volcan would receive a minimum $4,000,000 from the sale of the Company's common shares. Pursuant to this guarantee the Company made a $317,000 cash payment to Volcan.

         Under a second agreement with Volcan, the Company has the option to acquire a 60 percent interest in certain silver-bearing stockpiles by spending $2,000,000 over a three-year period ending November 8, 2005. In the twelve-months following this three-year period, the Company may increase its interest to 100 percent by paying Volcan $3,000,000 and granting Volcan a 7 percent royalty on commercial production from the stockpiles.

         The Company wrote-down the $1,807,000 carrying value of Quiruvilca's materials and supplies inventory in 2002.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                    Page 5



5.       MINERAL PROPERTY, PLANT AND EQUIPMENT

         Mineral property, plant and equipment consist of:


                                                       La Colorada    Quiruvilca     Huaron      Other        2002        2001
                                                       -----------    ----------   ----------   -------    ----------   --------
         Mineral Property                                $   4,153    $        -   $        1   $      -   $    4,154   $  1,250
         Plant and equipment                                 2,257        13,356       20,799          -       36,412     35,694
         Mine development                                   26,757         9,817       14,500          -       51,074     43,001
         Other                                                   -             -            -        527          527      1,108
                                                       -----------    ----------   ----------   -------    ----------   --------
                                                            33,167        23,173       35,300        527       92,167     81,053
         Accumulated amortization and writedowns              (645)      (23,173)      (8,481)      (421)     (32,720)   (14,394)
                                                       -----------    ----------   ----------   -------    ----------   --------
                                                         $  32,522    $        -   $   26,819   $    106   $   59,447  $  66,659
                                                         =========    =========    ==========   ========   ==========  =========



         Mineral property, plant and equipment is amortized using the straight-line method over the lesser of estimated useful life ranging from five to twenty years or estimated ore reserves. Mine development is amortized over estimated ore reserves.

         Until May 2001, mine development costs at the Huaron mine were capitalized as part of mineral properties. These costs were transferred to property, plant and equipment when commercial production began in May 2001.

         On May 23, 2002, the Company acquired a 5 percent net smelter return royalty over the La Colorada mine. The purchase price was 390,117 common shares of the Company valued at $3,000,000.

         In September 2002, the Company wrote-down its investment in the Quiruvilca mine by $15,129,000. This decision was reached after an evaluation of the likelihood of recovering the carrying value of Quiruvilca in light of the mine's recent and expected operating and financial performance. The amount of the write down as at December 31, 2002 was $27,218,000, which includes a $10,000,000 provision for future reclamation, a $1,807,000 write-down of the mine's materials and supplies inventory and $282,000 of capital asset expenditures that were expensed subsequent to September 30, 2002. As at December 31, 2002, the balance of Quiruvilca's future reclamation costs account was $12,467,000. The Company will continue to operate the mine and all spending at the Quiruvilca mine will be expensed as incurred.

         During the third quarter 2002, the Company commenced a $20,000,000 expansion program at the La Colorada mine in Mexico. As at December 31, 2002, the Company had spent $7,143,000 on the project expansion, $1,261,000 in capitalized pre-operating costs and incurred $1,680,000 in additional commitments. Mine development costs will be transferred to plant and equipment once commercial production begins.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                    Page 6


 6.      INVESTMENT AND OTHER PROPERTIES

         Investment properties and other consist of:

                                                                                                          2002            2001
                                                                                                       ---------      ----------
         Investment properties
           Waterloo, USA.                                                                              $   1,000      $    1,000
           Tres Cruces and others                                                                            785             785
                                                                                                       ---------      ----------
                                                                                                           1,785           1,785
                                                                                                       ---------      ----------
         Other properties
           Manantial Espejo, Argentina                                                                     2,012               -
           Other                                                                                             396               -
                                                                                                       ---------      ----------
                                                                                                           2,408               -
                                                                                                       ---------      ----------
                                                                                                       $   4,193      $    1,785
                                                                                                       =========      ==========

         Waterloo, USA

         In 1994, the Company acquired a 100 percent interest in the Waterloo silver-barite property located in the Calico Mining District of San Bernardino County, California. The carrying value is net of an impairment provision made in the year ended December 31, 2000.

         Manantial Espejo, Argentina

         On March 4, 2002, the Company acquired a 50 percent interest in the Manantial Espejo property, located in Argentina, from Silver Standard Resources Ltd., which holds the other 50 percent. This interest is held through a 50 percent interest in two Argentina corporations, Minera Triton Argentina S.A. and Compania Minera Altovalle S.A. The purchase price was cash of $662,433, 231,511 in common shares of the Company valued at $1,250,000 and a further cash payment of $100,000 to eliminate a 1.2 percent NSR royalty on the property. All acquisition costs have been capitalized while exploration costs have been charged to operations.

         On November 8, 2002, the Company acquired from Barrick Exploraciones Argentine S.A. a 3 percent NSR royalty over the Manantial Espejo property in exchange for certain of Quiruvilca's mineral concessions. These mineral concessions had no carrying value and no value was assigned to the royalty during the exchange. In December 2002, the Company sold 50 percent of this royalty to Silver Standard Resources Ltd. for $300,000 and recorded a gain of $300,000.

         Tres Cruces, Peru

         On May 22, 2002, the Company entered into an agreement granting New Oroperu Resources Inc. ("Oroperu") an option to acquire a 100 percent interest in the Tres Cruces gold property in northern Peru, which is currently held 50 percent by the Company and 50 percent by Oroperu. In consideration for this option, Oroperu issued 500,000 of its common shares to the Company, which were valued at $1,000. In addition, Oroperu is required to issue to the Company an additional 1,000,000 common shares and spend $1,750,000 in exploration expenditures within 42 months.

         If the option is exercised, Oroperu will issue additional common shares to the Company to give the Company a 20 percent equity interest in Oroperu and the Company will retain a 2 percent net smelter return royalty on production. Oroperu has an option to reduce this royalty to
         1.5 percent by paying the Company $500,000 prior to production. Upon exercise of the option, Oroperu is obligated to make annual advance royalty payments of $100,000.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                    Page 7


         Upon a decision to place Tres Cruces into production, Oroperu will pay the Company $1,000,000 and assign to the Company a 30 percent interest in Tres Cruces.

         San Vicente, Bolivia

         In June 1999, the Company entered into a joint venture agreement, that was amended on January 15, 2001, with Comibol, Bolivia's state mining company, to earn a 100% interest in the San Vicente mine and related infrastructure by spending $1,100,000 in exploration expenditures in the first two years of the agreement, which have been spent, and spending, at the Company's option, $1,150,000 in year three, $6,750,000 in years four and five and $11,000,000 in years six and seven of this agreement on exploration and development.

         Due to market conditions and the uncertainty about whether future exploration and development work would justify continuing the joint venture agreement, the Company wrote-off its $1,142,000 carrying value for San Vicente in December 2000.

         In October 2001, Comibol approved the Company's request for a state of force majeure, which extends the deadline for its annual spending commitments by a maximum of two years or until silver and zinc prices reach $5.00 per ounce and $0.50 per pound, respectively.

         On December 1, 2001, the Company and Comibol entered into a two-year contract to allow EMUSA, a Bolivian company, to extract from the mine, at its cost, up to 200,000 tonnes during the life of the contract. The Company will receive the greater of $13,000 per month, a 4% net smelter return royalty or depending on metal prices, 20% - 30% of net cash flow. During 2002, EMUSA continued with small scale operations, contributing a total of $170,000 in cash to the Company.

         Other

         During 2000, the Company wrote-off its $37,208,000 carrying value in Dukat silver project and various other mineral properties totaling $1,138,000.

         During 2002, the Company capitalized $396,000 in merger related costs with Corner Bay Silver Inc. (Note 17d).

7.       OTHER ASSETS AND DEFERRED REVENUE

         Other assets consist of:


                                                                                                              2002        2001
                                                                                                           ----------   ---------
         Prepaid taxes                                                                                     $    3,000   $       -
         Long-term receivable                                                                                   1,319       1,929
         Reclamation bond                                                                                          74          74
                                                                                                           ----------   ---------
                                                                                                           $    4,393   $   2,003
                                                                                                           ==========   =========

         The Company has $3,970,000 of prepaid IGV taxes of which $3,000,000 is non-current and will be collectible as a portion of future metal sales.

         Long-term receivable consists of $581,000 remaining on future power credits received as partial consideration from the 1998 sale of an interest in a Peruvian power line, $1,052,000 remaining from the sale of Huaron land in 2001 and $266,000 in various tax and interest payments collectible over a ten-year period. The current portion of these long-term receivables of $580,000 (2001 - $643,000) is reflected in current assets as at December 31, 2002.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                    Page 8


         As at December 31, 2002, the deferred revenue portion of the 1998 transaction is fully amortized. The deferred revenue portion of the 2001 transaction (2002 - $1,053,000; 2001 - $1,183,000), which is subject to increase at the rate of Peruvian inflation, is payable as future power credits over a five-year period at the Huaron mine of which $130,000 (2001 - $223,000) is current and is reflected in current liabilities.

8.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

         Accounts payable and accrued liabilities consist of:

                                                                                                          2002             2001
                                                                                                       ---------      -----------
         Trade accounts payable                                                                        $  13,528      $     9,408
         Payroll and related benefits                                                                      1,242            2,034
         Sales taxes                                                                                         237              320
         Royalty                                                                                             111              101
         Other                                                                                               109              420
                                                                                                       ---------      -----------
                                                                                                       $  15,227      $    12,283
                                                                                                       =========      ===========


9.       BANK LOANS AND CAPITAL LEASE

         Bank loans consist of:

                                                                                                         2002             2001
                                                                                                       ---------      -----------
         Huaron pre-production loan facility                                                           $   5,146      $     6,500
         Operating loan                                                                                        -              719
                                                                                                       ---------      -----------
                                                                                                           5,146            7,219
         Current portion                                                                                  (1,625)          (2,209)
                                                                                                       ---------      -----------
                                                                                                           3,521            5,010
                                                                                                       ---------      -----------
         Capital lease consists of:

         Capital lease                                                                                       434                -
         Current portion                                                                                     (13)               -
                                                                                                       ---------      -----------
                                                                                                             421                -
                                                                                                       ---------      -----------
                                                                                                       $   3,942      $     5,010
                                                                                                       =========      ===========

         The loan bears interest at 6 month LIBOR plus 3.00% and is repayable in monthly installments of $135,000 until February 2006. Certain of Huaron's assets have been pledged as security for this loan.

         Details of principal repayments due are as follows:

                                                                   Year                Amount Due
                                                                  -----                ----------
                                                                   2003            $    1,625,000
                                                                   2004            $    1,625,000
                                                                   2005            $    1,625,000
                                                                   2006            $      271,000

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                    Page 9



         The Company assumed an operating loan amounting to $719,100 as part of the acquisition of Compania Minera Huaron S.A. (Note 3). In September 2002, the operating loan was repaid.

         On June 14, 2002, the Company entered into a $10,000,000 project loan facility (the "Loan") with the International Finance Corporation ("IFC"), the private lending arm of the World Bank to partially finance a $20,000,000 expansion program at the La Colorada mine in Mexico. The Loan bears interest at 6-month LIBOR plus 3.50% until certain technical and financial tests are achieved and 6-month LIBOR plus 3.25% thereafter and is repayable in semi-annual installments of $1,000,000, commencing November 15, 2004 until May 15, 2009. On March 7, 2003, the Company received the first Loan drawdown of $4,000,000. The Company's interest in its wholly-owned subsidiary, Plata Panamericana S.A. de C.V. ("Plata") and substantially all of the assets of Plata have been pledged as security for the Loan. The Company has guaranteed the Loan repayments on behalf of Plata until the expanded La Colorada mine achieves certain production and financial performance targets.

         In addition to the interest payments on the outstanding balance of the Loan, Plata would be required, in certain circumstances, to make additional payments to IFC. Such payments would be required if the average price of silver for a year exceeded $4.75 per ounce and would be equal to 20 percent of the positive difference between the average price per ounce of silver for a year and $4.75 multiplied by the number of ounces of silver produced by the La Colorada mine divided by $10,000,000 and multiplied by the greater of the Loan balance at the end of the year or the originally scheduled Loan balance at the end of a year.

         The Company entered into a capital lease for the purchase of mining equipment for the La Colorada project. The capital lease bears interest at 6 percent per annum, payable in semi-annual payments over 5 years with the following repayment terms:

                                                                   Year                Amount Due
                                                                   ----                ----------

                                                                   2003            $       13,500
                                                                   2004                    14,300
                                                                   2005                   127,500
                                                                   2006                   135,200
                                                                   2007                   143,500


PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 10

10.      SHARE CAPITAL

         a) Transactions concerning stock options and share purchase warrants are summarized as follows:


                                                               Incentive                    Share Purchase
                                                           Stock Option Plan                   Warrants
                                                       -------------------------     -------------------------       Total
                                                         Shares         Price          Shares          Price        Shares
                                                       ---------    ------------     ----------      ---------    ---------
              Outstanding, December 31, 1999           2,375,300                      2,487,110                   4,862,410
              Year ended December 31, 2000
                Granted                                1,552,500    $ 3.33-$4.00        100,000          $5.00    1,652,500
                Expired                                 (855,500)          $6.17              -              -     (855,500)
                Cancelled                               (440,000)   $6.17-$10.07              -              -     (440,000)
                                                       ---------    ------------     ----------      ---------    ---------
              Outstanding, December 31, 2000           2,632,300           $4.72      2,587,110          $5.37    5,219,410
              Year ended December 31, 2001
                Granted                                  790,000           $3.14         32,250          $3.00      822,250
                Exercised                               (247,000)          $3.14              -              -     (247,000)
                Expired                                        -                     (1,950,000)         $5.65   (1,950,000)
                Cancelled                               (130,000)    $3.14-$5.81               -             -     (130,000)
                                                       ---------    ------------     ----------      ---------    ---------
              Outstanding, December 31, 2001           3,045,300           $4.27        669,360          $3.26    3,714,660
              Year ended December 31, 2002
                Granted                                  103,360     $5.39-$6.12              -              -      103,360
                Exercised                             (1,445,400)    $3.17-$7.70        (32,250)         $3.00   (1,477,650)
                Expired                                 (522,900)          $5.86              -              -     (522,900)
                Cancelled                                (15,000)          $3.17              -              -      (15,000)
                                                       ---------    ------------     ----------      ---------    ---------
              Outstanding, December 31, 2002           1,165,360           $3.89        637,110          $3.26    1,802,470
                                                       =========           =====        =======          =====    =========


         The Company has reserved 3,060,878 common shares available for the future grant of stock options.

         The following table summarizes information concerning stock options outstanding as at December 31, 2002:

                                             Options Outstanding                     Options Exercisable
                                   ---------------------------------------      ----------------------------
                                                                                 Weighted
                                    Number          Average                       Number
                                  Outstanding      Remaining      Weighted      Exercisable         Weighted
                     Year           as at         Contractual     Average         as at             Average
   Range of           of           December          Life         Exercise       December           Exercise
Exercise Prices     Expiry         31, 2002        (months)        Price         31, 2002            Price
---------------     ------         --------        --------        -------      ---------           -------
    $5.86            2004          100,000           18.66         5.86          100,000              5.86
 $3.17-$5.86         2005          114,800           32.94         5.62          114,800              5.62
    $3.17            2006          350,300           40.53         3.14          350,300              3.14
 $5.39-$6.34         2007          103,360           58.53         5.98          103,360              5.98
    $3.17            2010          496,900           94.45         3.17          496,900              3.17
                               -------------      ---------     --------      ------------         --------
                                 1,165,360           60.92      $  4.68        1,165,360           $  4.68
                               =============      =========     ========      ============         ========


              During the twelve month period ended December 31, 2002 the Company granted 103,360 (2001 - 790,000; 2000 - 1,552,500) options to purchase the Company's common shares at exercise prices equal to the quoted market value of the common shares on the dates that the options were granted. Consequently, under the intrinsic value method no compensation expense for the grant of such options has been recognized.

              The following pro forma financial information presents the net loss for the year and the basic loss per common share had the Company adopted the fair value method of accounting for stock options as set out in CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 11



                                                                                2002              2001             2000
                                                                            ------------      ------------     ------------
              Net loss for the year under Canadian GAAP                     $    (33,658)     $     (8,101)    $    (47,847)
              Stock-based compensation costs                                        (319)           (1,369)          (1,605)
                                                                            ------------      ------------     ------------
              Pro forma net loss under Canadian GAAP                        $    (33,977)     $     (9,470)    $    (49,452)
                                                                            ============      ============     ============
              Pro forma basic loss per share                                      ($0.81)           ($0.26)          ($1.45)
                                                                            ============      ============     ============


              Using the fair value based method for stock-based compensation, additional costs of approximately $319,000, $1,369,000 and $1,605,000 would have been recorded for the years ended December 31, 2002, 2001 and 2000, respectively. These amounts were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company's share price of 67.5% (2001 - 45.98% and 2000 - 46.26%), weighted average annual risk free rate of 4.16% (2001 - 4.93% and 2000 - 5.71%) and resulted in a weighted average option price of $4.75 per share (2001 - $1.36 and 2000 - $1.63).

         b)   During the year ended December 31, 2002, the Company:

                  i) issued 3,450,000 common shares at $4.80 per share in a public offering, for net proceeds of $15,599,000 after fees.

                  ii) issued 231,511 common shares at a value of $1,250,000 and made a cash payment of $762,443 to purchase a 50 percent interest in and to eliminate a 1.2 percent NSR royalty on the Manantial Espejo project, in Argentina.

                  iii) issued 390,117 common shares at a value of $3,000,000 to purchase the existing 5 percent net smelter return royalty on the La Colorada silver mine in Mexico.

                  iv) issued 636,942 common shares at a value of $4,000,000 for the purchase of the right to mine and sell 600,000 tonnes of silver-bearing ore stockpile from Volcan Compania Minera.

                  v) Issued 69,000 common shares at a value of $253,000 for compensation expense.

         c) During the year ended December 31, 2001, the Company issued 3,000,000 common shares at $3.00 per share for net proceeds of $8,632,000 after fees. In addition, the Company granted 32,250 share purchase warrants, exercisable at $3.00 per share that had a fair value of $27,000 which forms a part of shareholders' equity. All the share purchase warrants were exercised in 2002.

11.      FINANCIAL INSTRUMENTS

         Fair value

         The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, an operating line of credit, accounts payable and accrued liabilities, a capital lease and advances for metal shipments. The carrying value of these instruments approximates their fair value due to their immediate or short-term maturity.

         Financial instruments also include a bank loan with a remaining maturity of 37 months and an interest rate of 6-month LIBOR plus 3%. Management considers that no events have occurred subsequent to the arrangement of this loan that would indicate that its fair value differs substantially from its carrying value.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 12

         Concentration of Credit Risk

         In 2002, the Company's five customers (2001 - five customers and 2000 - two customers) accounted for 100 percent of concentrate sales revenue. The loss of any of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company's results of operations and financial condition.

         Derivatives

         The Company sells metal under long-term contracts. Generally, the price received for such sales is the average metal price for a month that is one month before shipment or two months after the month in which the metal arrives at its destination. In order to establish the price received for portions of its production, the Company occasionally sells metal forward at a fixed price.

         During 2002, the Company sold 500 tonnes of copper at an average price of $1,525 per tonne, sold 1,500,000 ounces of silver at $4.50 per ounce and sold 11,000 tonnes of zinc at an average price of $843.25 per tonne. The copper sales settled between January and February 2002 for realized incremental revenue of $18,000. The silver sales settled in January 2002 and incremental revenue of $210,000 was recognized between February and July 2002. The zinc sales settled between February and December of 2002 for realized incremental revenue of $732,000.

12.      A)   CHANGES IN OPERATING CASH FLOWS USING THE INDIRECT METHOD

              The consolidated statements of cash flows reports the flow of cash provided by or consumed by the Company's operating, financing and investing activities. The following presents a reconciliation between cash provided by or consumed by operating activities and net loss for the year in order to identify differences between them.


                                                                                     2002             2001            2000
                                                                                 ------------     ------------      ----------
              Net loss for the year                                              $    (33,658)    $     (8,077)     $  (45,878)
              Items not involving cash:
                Depreciation and amortization                                           4,872            4,312           2,509
                Write-down of mineral properties and reclamation (Note 5)              27,218                -          42,747
               Gain on sale of land                                                         -           (3,500)              -
               Compensation expense                                                         -              253               -
                Operating cost provisions                                                (366)             559             256
                Reclamation                                                               860              620             461
                                                                                 ------------     ------------      ----------
                                                                                       (1,074)          (5,833)             95
              Changes in non-cash operating working capital
                Accounts receivable                                                     2,041           (2,601)            218
                Inventories                                                            (1,592)            (242)            457
                Prepaid expenses                                                        1,038           (3,359)            (99)
                Accounts payable and accrued liabilities                                1,352            5,665             215
                Advance payment for metals shipments                                   (1,913)           4,071               -
                Current portion of deferred revenue                                      (513)               -               -
                Severance indemnity                                                       (83)             213            (271)
                                                                                 ------------     ------------      ----------
                                                                                          332            3,747             520
                                                                                 ------------     ------------      ----------
              Cash provided by (used in) operations                              $       (742)    $     (2,086)     $      615
                                                                                 ============     ============      ==========

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 13

B)       RECONCILIATION OF CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS


                                                                                                     Sources (uses) of cash
                                                                                            ------------------------------------
                                                                                               2002          2001         2000
                                                                                            ---------    ----------   ----------
              Increases (decreases) in non-cash current assets                              $     487    $   (6,188)  $     (901)
              Increases (decreases) in current liabilities                                       (913)        3,324        7,200
                                                                                            ---------    ----------   ----------
              Changes in non-cash working capital                                                (426)       (2,864)       6,299
              Less non-operating working capital items:
                Short-term investments reflected in investing activities                            -           467           30
                Short-term investments reflected in other assets                                 (500)            -            -
                Mineral property expenditures reflected in accounts receivable                      -           191         (879)
                Development expenditures reflected in accounts receivable                         602           223           18
                Development expenditures reflected in inventories                                 197             -          561
                Mineral property expenditures reflected in prepaid expenses                         -             -          (27)
                Development expenditures reflected in prepaid expenses                            701           291        1,774
                Development expenditures reflected in accounts payable                         (1,590)         (163)         768
                Bank loans (repayments) reflected in financing activities                       1,835         5,067       (7,276)
                Operating costs reflected in non-current liabilities                             (487)          535         (748)
                                                                                            ---------    ----------   ----------
              Changes in non-cash operating working capital                                 $     332    $    3,747   $      520
                                                                                            =========    ==========   ==========


       C)     SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
              ACTIVITIES


                                                                                              2002          2001         2000
                                                                                            ---------    ----------   ----------

              Shares issued for purchase of direct smelting ore stockpile (Note 4)           $  4,000    $        -   $        -
              Shares issued for purchase of royalty (Note 10b(iii))                             3,000             -          507
              Shares issued for acquisition of subsidiary (Note 3)                                  -             -        7,015
              Shares issued for resource property (Notes 6 and 10b(ii))                         1,250             -            -
              Shares issued for compensation                                                      253             -            -
              Warrants granted for purchase of royalty                                              -             -           69
              Exchange of marketable securities for ore stockpiles (Note 4)                       500             -            -
              Shares received in exchange for Tres Cruces option agreement (Note 6)                 1             -            -
              Warrants granted pursuant to equity financing                                         -            27            -
              Equity interest in subsidiary acquired through sale of land                           -         2,800            -
              Shares acquired through sale of land                                                  -           500            -
              Stock options granted on acquisition of subsidiary (Note 3)                           -             -          985


PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 14

13.      SEGMENTED INFORMATION

         The Company operates in one industry, has three reporting segments and has activities in six countries. Segmented disclosures and enterprise-wide information are as follows:


                                                                     Mining &                                           2002
                                                                  development       Corporate      Exploration         TOTAl
                                                                  -----------      ----------      -----------      ----------
         Revenue from external customers                            $  44,132      $      961      $         -      $   45,093
         Write-off of mineral properties and reclamation              (27,218)              -                -         (27,218)
         Interest income                                                   25             240                4             269
         Interest expense                                                (988)              -                -            (988)
         Other income                                                     789              24              170             983
         Exploration                                                     (163)              -           (1,043)         (1,206)
         Depreciation and amortization                                 (4,852)            (20)               -          (4,872)
         Net income (loss)                                            (30,331)         (2,569)            (758)        (33,658)
                                                                  -----------      ----------      -----------      ----------
         Capital asset expenditures                                     9,759              21            1,158          10,938
         Segment assets                                             $  78,661      $   11,757      $     4,548     $    94,966
                                                                  -----------      ----------      -----------      ----------

                                                                     Mining &                                           2001
                                                                  development       Corporate      Exploration         Total
                                                                  -----------      ----------      -----------      ----------
         Revenue from external customers                            $  37,256      $       40      $         -     $    37,296
         Gain on sale of land                                           3,500               -                -           3,500
         Interest income                                                  104             126                6             236
         Interest expense                                                (783)              -                -            (783)
         Other income                                                     204              23                -             227
         Exploration                                                      (15)              -             (877)           (892)
         Depreciation and amortization                                 (4,257)            (47)              (8)         (4,312)
         Net income (loss)                                             (5,952)         (1,796)            (329)         (8,077)
                                                                  -----------      ----------      -----------      ----------
         Capital asset expenditures                                     6,704               3                -           6,707
         Segment assets                                             $  86,424      $    3,784      $     1,309     $    91,517
                                                                  -----------      ----------      -----------      ----------


                                                                     Mining &                                          2000
                                                                  Development       Corporate      Exploration         Total
                                                                  -----------      ----------      -----------      ----------
         Revenue from external customers                            $  29,901      $       30      $         -     $    29,931
         Write-off of mineral properties                                    -               -          (42,747)        (42,747)
         Interest income                                                  148             350              143             641
         Interest expense                                                (326)              -                -            (326)
         Other income                                                     116              15                -             131
         Exploration                                                        -               -             (800)           (800)
         Depreciation and amortization                                 (2,400)            (66)             (43)         (2,509)
         Net income (loss)                                                (43)         (1,918)         (43,917)        (45,878)
                                                                  -----------      ----------      -----------      ----------
         Capital asset expenditures                                     1,065               4           17,879          18,948
         Segment assets                                             $  33,299      $      690      $    49,098     $    83,087
                                                                  -----------      ----------      -----------      ----------


PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 15


                                                                         Revenue                     Net Capital Assets
                                                                 -----------------------    ------------------------------------
                                                                     2002         2001         2000          2002         2001
                                                                 ----------    ---------    ---------    ----------   ----------
         Peru                                                    $   42,588    $  35,108    $  29,901    $   27,875   $   45,527
         Canada                                                         961           40           30            20           19
         Mexico                                                       1,545        2,148            -        32,524       21,682
         United States                                                    -            -            -         1,194        1,194
         Argentina                                                        -            -            -         2,012            -
         Bolivia                                                          -            -            -            15           22
                                                                 ----------    ---------    ---------    ----------   ----------
                                                                 $   45,093    $  37,296    $  29,931    $   63,640   $   68,444
                                                                 ==========    =========    =========    ==========   ==========


         Other income consists of:

                                                                                            2002            2001         2000
                                                                                         ----------      ---------    ---------
         Sale of royalty (Note 6)                                                        $      300      $        -   $        -
         Revenue from third party                                                               170               -            -
         Power credits (Note 7)                                                                 326             505          483
         Other revenue and expenses, net                                                        187            (278)        (352)
                                                                                         ----------      ----------   ----------
                                                                                         $      983      $      227   $      131
                                                                                         ==========      ==========   ==========

14.      SEVERANCE INDEMNITIES AND COMMITMENTS

         Severance indemnities and commitments consist of:


                                                                                            2002            2001
                                                                                         ----------      ----------
         Severance indemnities                                                           $    1,435      $    1,626
         Employee benefits liability                                                            578             825
         Other provisions and non-current liabilities                                           347             621
                                                                                         ----------      ----------
                                                                                              2,360           3,072
         Less: current portion of severance indemnities and commitments                        (953)           (547)
                                                                                         ----------      ----------
                                                                                         $    1,407      $    2,525
                                                                                         ==========      ==========

         The Company has an obligation to its Peruvian employees for severance indemnities. At December 31, 2002 the current portion of the obligation amounted to $753,000 (2001 - $786,000).

         On March 6, 2000 the Company acquired a 71.83% interest in Compania Minera Huaron S.A. (Note 3) and assumed a $1,000,000 severance indemnity relating to former employees of Huaron, which will be discharged over an estimated ten-year period. At December 31, 2002, the unpaid obligation amounted to $682,000 (2001 - $840,000) and a portion of this liability amounting to $157,000 is reflected in current liabilities.

         As at December 31, 2002, the Company had accrued a $578,000 (2001 - $825,000) liability for unpaid 1997 to 2000 hospital taxes. The amount outstanding accrues interest at 6% per annum and is to be repaid over a ten-year period ending in 2012. A portion of this liability amounting to $58,000 is reflected in current liabilities. As at December 31, 2002, the Company has provisions and other non-current liabilities totaling $347,000 (2001 - $621,000).

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 16


15.      INCOME TAXES

         The recovery of income taxes reported differs from the amounts computed by applying the aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

                                                                                            2002         2001           2000
                                                                                         ----------    ---------    -----------
         Statutory tax rate                                                                    39.6%        43.5%           45%
         Recovery of income taxes computed at statutory rates                            $   13,328    $   3,403    $    20,645
         Effect of write-down of mineral property not recognized in the period               (2,957)           -              -
         Effect of lower tax rates in foreign jurisdictions                                  (4,818)        (801)       (14,652)
         Tax benefit not recognized in the period that the loss arose                        (5,553)      (2,602)        (5,993)
                                                                                         ----------    ---------    -----------
                                                                                         $        -    $       -    $         -
                                                                                         ==========    =========    ===========

         The tax effect of each type of temporary difference that gives rise to the Company's future tax assets have been determined and are set out in the following table. Until the Company can predict the timing of the realization of such potential tax assets they are not reflected in the accounts.

         Net Future Income Tax Assets

                                                                                            2002         2001
                                                                                         ----------    ---------
         Depreciation and amortization                                                   $    7,460    $   4,105
         Canadian resource pools                                                              2,830        3,109
         Excess tax value of mineral property over book value                                 1,614        1,614
         Operating loss carry-forwards                                                       20,174       18,946
                                                                                         ----------    ---------
                                                                                             32,078       27,774
         Future income tax liability                                                              -            -
         Less: valuation allowance                                                          (23,327)     (16,330)
                                                                                         ----------    ---------
         Net future income tax asset                                                          8,751       11,444
         Excess of book value of capital assets over tax value                               (8,751)     (11,444)
                                                                                         ----------    ---------
         Net future income tax asset                                                     $        -    $       -
                                                                                         ==========    =========


At December 31, 2002 the Company had the following loss carry forwards available for tax purposes:

                                                                                             Amount                Expiry
                                                                                          -----------            ----------
         Canada                                                                            $6,401,000             2005-2009
         Peru                                                                             $18,330,000             2004-2005
         Peru                                                                             $13,236,000            Indefinite
         Mexico                                                                           $21,409,000             2007-2012
         Bolivia                                                                           $2,253,000            Indefinite



Peruvian tax losses incurred after 2001 can be carried forward indefinitely and expire four years after the first utilization of such losses.

The Company has tax loss carry-forwards in Russia and Cyprus that are unlikely to be utilized.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 17

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The differences between Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") as they relate to these financial statements are summarized below.

         A)   EXPLORATION EXPENDITURES

              Under US GAAP, exploration costs are expensed until a commercial body of ore has been established. Under Canadian GAAP, these costs may be deferred until there is evidence of impairment. In addition to the effect on operations, reported total assets under US GAAP would be lower $1,993,000 at December and 31, 2002 and 2001, and the reported deficit would increase by a corresponding amount. Under US GAAP, exploration expenditures would be classified as an operating activity rather than an investing activity within the statement of cash flows.

                                                                                 2002              2001             2000
                                                                             -----------       -----------        ---------
              Consolidated Statements of Operations
              Net loss for the year under Canadian GAAP                      $   (33,658)      $    (8,077)       $ (45,878)
              Deferred exploration, previously written-off                             -                 -              378
              Deferred exploration                                                     -               (24)          (2,347)
                                                                             -----------       -----------        ---------
              Net loss under US GAAP                                         $   (33,658)      $    (8,101)       $ (47,847)
                                                                             ===========       ===========        =========
              Basic loss per share under US GAAP                                  ($0.81)           ($0.22)          ($1.41)
                                                                             ===========       ===========        =========

         B)   STOCK BASED COMPENSATION

              For US GAAP purposes the Company accounts for stock-based compensation to employees and directors, under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at December 31, 2002, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.

              SFAS 123, however, allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. The Company has adopted the disclosure-only provision of SFAS 123.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 18

              The following pro forma financial information presents the net loss for the year and the basic loss per common share had the Company adopted SFAS 123 for all stock options issued to employees and directors.

                                                                                 2002             2001             2000
                                                                            ------------      ------------     ------------
              Net loss for the year under US GAAP                           $    (33,658)     $     (8,101)    $    (47,847)
              Stock-based compensation costs                                        (319)           (1,369)          (1,605)
                                                                            ------------      ------------     ------------
              Pro forma net loss for the year under US GAAP                 $    (33,977)     $     (9,470)    $    (49,452)
                                                                            ============      ============     ============
              Pro forma basic and diluted loss per share                          ($0.81)           ($0.26)          ($1.45)
                                                                            ============      ============     ============

         C)   COMPREHENSIVE INCOME

              The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted beginning on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. The impact of adopting SFAS 130 on the Company's financial statements is as follows:

                                                                                 2002              2001             2000
                                                                            ------------      ------------        ---------
              Net loss under US GAAP                                        $    (33,658)     $     (8,101)       $ (47,847)
              Other comprehensive income:
                Foreign exchange adjustment                                          (28)              (38)             (38)
                                                                            ------------      ------------        ---------
              Comprehensive net loss under US GAAP                          $    (33,686)     $     (8,139)       $ (47,885)
                                                                            ============      ============        =========

         D)   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

              The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments. This standard was adopted during the year ended December 31, 1999. The Company has assessed its business activities and has determined that application of the requirements of SFAS 133 had no significant impact on the Company's consolidated financial position or results of operations.

         E)   SHORT-TERM INVESTMENTS

              Short-term investments are carried at the lower of cost and market value under Canadian GAAP. Under SFAS No. 115, portfolio investments classified as available-for-sale securities are recorded at market value. The resulting gains or losses are included in the determination of comprehensive income. This GAAP difference has no impact on these financial statements

         F)   INCOME TAXES

              Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2002 and 2001.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 19

         G)   SHARE PURCHASE WARRANTS

              The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant. The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercised at or higher than market value. Under Canadian GAAP, the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant. Under US GAAP, the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants.

         H)   FINANCIAL STATEMENT PRESENTATION

              For US GAAP purposes, certain items such as the gain on sale of land would be excluded from the calculation of "Loss from Operations".

         I)   CONTROLLED ENTITIES

              The Company owns a 50 percent interest in two Argentinean corporations (Note 6). Under US GAAP such ventures are accounted for under the equity method as it is considered that the Company cannot exercise sufficient control to warrant consolidation. Under Canadian GAAP, it is considered that the rights of the minority do not significantly impair the Company's right to control and direct the operations and therefore the Company has consolidated, on a proportionate basis, the results of operations and financial position. The Company has determined that the effect of this difference on all periods disclosed is immaterial.

         J)   RECENT ACCOUNTING PRONOUNCEMENTS

              In July 2001, the FASB issued SFAS Nos. 141 and 142 ("SFAS 141" and "SFAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets." SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt SFAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has not recorded any goodwill and, therefore, the application of SFAS 141 and 142 did not have a material affect on its consolidated financial position or results of operations.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 20

              In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for financial years beginning after June 15, 2002 with earlier application encouraged. The Company is currently evaluating the effects of SFAS 143; however, it does expect that the adoption will have a material impact on the Company's results of operations or financial position.


              In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations--Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company has adopted SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 did not have a material affect on its consolidated financial position or results of operations.


              In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Among other things, SFAS No. 145 rescinds both SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and the amendment to SFAS No. 4, SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking Fund Requirements". Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The application of SFAS No. 145 did not have a material effect on the Company's results of operations or its financial position.

              In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal of Activities". SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been occurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 21

              In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation" Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

              In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others, ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company's results of operations or financial position.

              In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has evaluated FIN 46 and determined that it has no effect on the results of its operations or financial condition.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 22

                 Consolidated Statements of Shareholders' Equity
              For the years ended December 31, 2002, 2001 and 2000
                 (in thousands of US dollars, except for shares)






                                                                             Share Purchase
                                                 Common Shares                  Warrants
                                            -------------------------    -----------------------
                                             Shares          Amount      Warrants       Amount
                                           ----------      ---------     ---------    ----------
BALANCE, DECEMBER 31, 1999                 32,460,845   $  106,459       2,487,110    $    7,321

Issued on acquisition of Huaron (Note 3)    1,780,389        7,015              --            --
Issued for purchase of royalty                140,000          507              --            --
Fair value of stock options granted                --           --              --            --
Fair value of warrants granted                     --           --         100,000            69
Foreign exchange translation adjustment            --           --              --            --
Net loss for the year                              --           --              --            --
                                           ----------      -------       ---------         -----
BALANCE, DECEMBER 31, 2000                 34,381,234      113,981       2,587,110         7,390
                                           ----------      -------       ---------         -----
Exercise of stock options                     247,000          789              --            --
Shares issued for cash, net of share
issue
costs (Note 10c)                            3,000,000        8,632              --            --
Fair value of warrants granted (Note               --           --          32,250            27
10c)
Expired Warrants                                   --           --      (1,950,000)           --
Foreign exchange translation adjustment            --           --              --            --
Net loss for the year                              --           --              --            --
                                           ----------      -------         -------         -----
AT DECEMBER 31, 2001                       37,628,234      123,402         669,360         7,417
                                           ----------      -------         -------         -----
Exercise of stock options                   1,445,400        6,102              --            --
Shares issued for cash, net of share
issue
costs (Note 10b(i))                         3,450,000       15,599              --            --
Issued on acquisition of Manantial
Espejo
(Notes 6 and 10bii)                           231,511        1,250              --            --
Issued on acquisition of royalty (Notes
5 and
10biii)                                       390,117        3,000              --            --
Issued on compensation payable (Note
10b(v))                                        69,000          253              --            --
Issued to purchase silver stockpiles
(Notes 4
and 10biv)                                    636,942        4,000              --            --
Exercise of share purchase warrants            32,250           97         (32,250)           --
Foreign exchange translation adjustment            --           --              --            --
Net loss for the year                              --           --              --            --
                                           ----------  -----------         -------  ------------
AT DECEMBER 31, 2002                       43,883,454   $  153,703         637,110    $    7,417
                                           ----------  -----------         -------  ------------





                                              Share
                                             Purchase                       Other
                                             Options   Contributed      Comprehensive
                                              Amount     Surplus            Income      Deficit      Total
                                             -------     -------            ------    ---------    ---------
BALANCE, DECEMBER 31, 1999                   $    --      $  115             $  --    $ (19,011)   $  94,884

Issued on acquisition of Huaron (Note 3)          --          --                --           --        7,015
Issued for purchase of royalty                    --          --                --           --          507


Fair value of stock options granted              985          --                --           --          985


Fair value of warrants granted                    --          --                --           --           69

Foreign exchange translation adjustment           --          --               (38)          --          (38)
Net loss for the year                             --          --                --      (45,878)     (45,878)
                                                 ---         ---               ---      -------       ------
BALANCE, DECEMBER 31, 2000                       985         115               (38)     (64,889)      57,544
                                                 ---         ---               ---      -------       ------
Exercise of stock options                         --          --                --           --          789
Shares issued for cash, net of share
issue
costs (Note 10c)                                  --          --                --           --        8,632

Fair value of warrants granted (Note              --          --                --           --           27
10c)
Expired Warrants                                  --          --                --           --           --

Foreign exchange translation adjustment           --          --               (38)          --          (38)
Net loss for the year                             --          --                --       (8,077)      (8,077)
                                                 ---         ---               ---      -------       ------
AT DECEMBER 31, 2001                             985         115               (76)     (72,966)      58,877
                                                 ---         ---               ---      -------       ------
Exercise of stock options                         --          --                --           --        6,102
Shares issued for cash, net of share
issue
costs (Note 10b(i))                               --          --                --           --       15,599
Issued on acquisition of Manantial
Espejo
(Notes 6 and 10bii)                               --          --                --           --        1,250
Issued on acquisition of royalty (Notes
5 and
10biii)                                           --          --                --           --        3,000
Issued on compensation payable (Note
10b(v))                                           --          --                --           --          253
Issued to purchase silver stockpiles
(Notes 4
and 10biv)                                        --          --                --           --        4,000
Exercise of share purchase warrants               --          --                --           --           97

Foreign exchange translation adjustment           --          --               (28)          --          (28)
Net loss for the year                             --          --                --      (33,658)     (33,658)
                                              ------       -----          ---------   ---------    ---------
AT DECEMBER 31, 2002                          $  985       $ 115          $    (104)  $(106,624)   $  55,492
                                              ------       -----          ---------   ---------    ---------




PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 23

17.    SUBSEQUENT EVENTS

       a) On January 22, 2003, the Company sold 3,600 tonnes of zinc at an average price of $829 per tonne. These sales were designated as a hedge and represent sales of 300 tonnes per month for each of the months of March through and including February 2004. The difference between the average monthly London zinc cash settlement price and the forward sales price will be credited or charged to revenue during the March 2003 through February 2004 period.

       b) Issued 30,000 common shares for proceeds of $97,250 pursuant to the exercise of employee stock options.

       c) The Company sold forward 1,750 tonnes of copper at $1,751 per tonne and designated the sale as a hedge of a portion of the Company's copper production for the period March 2003 through December 2003. On February 7, 2003, the Company closed out the copper forward sales realized incremental revenue of $98,000. This revenue will be recognized evenly over the March through December 2003 period.

       d) On February 20, 2003, the Company acquired a 100% interest in Corner Bay Silver Inc. ("Corner Bay"). The consideration paid to the shareholders of Corner Bay was 7,636,659 common shares of the Company (a "Pan American share"), representing 0.3846 of a share of the Company for each share of Corner Bay and 3,818,329 warrants (the "Pan American warrant") to purchase common shares of the Company, representing 0.1923 of a warrant for each share of Corner Bay. The common shares issued were valued at $54,203,000, which was derived from an issue price of Cdn$11.30 translated at $0.6595 for each U.S. dollar, less a deemed 5% issue expense of $2,707,000. The share purchase warrants were assigned a value of $8,889,000, which was derived from a warrant valued at $2.328 per warrant. The warrants were valued using an option pricing model assuming a weighted average volatility of the Company's share price of 35 percent and a weighted average annual risk free rate of 4.16 percent.

              The value of the common shares issued by the Company was estimated based on the average closing price of the Company's common shares for the period before and after the date that the terms of the transaction was agreed and announced.

              Each whole Pan American warrant allows the holder to purchase a Pan American share for a price of Cdn$12.00 for a five-year period ending February 20, 2008.

              In addition, the Company agreed to grant 553,846 stock options to purchase Pan American shares. These options replace 960,000 fully vested stock options held by employees and shareholders of Corner Bay. The intrinsic value of the stock options granted was determined to be $1,136,000. The options granted have a weighted average exercise price of Cdn$8.46 and a weighted average remaining life of 26 months.

PAN AMERICAN SILVER CORP.

Notes to consolidated financial statements
December 31, 2002, 2001 and 2000
(Tabular amounts are in thousands of US dollars, except for shares,
price per share and per share amounts)                                   Page 24

              The purchase method of accounting will be applied to account for this acquisition, which results in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:


                                                                                                  As at
                                                                                               December 31
                                                                                                  2002
                                                                                              ------------
                  Fair value of net assets acquired
                      Current assets                                                          $      3,168
                      Mineral properties                                                            81,455
                      Other assets                                                                      19
                                                                                              ------------
                                                                                                    83,639
                      Less:
                        Current liabilities                                                           (859)
                        Provision for future income tax liability                                  (19,035)
                                                                                              ------------
                                                                                              $     64,748
                                                                                              ------------

                  Consideration paid:
                      Issue of 7,636,659 common shares                                        $     54,203
                      Issue of 3,818,329 share purchase warrants                                     8,889
                      Issue of 553,846 replacement stock options                                     1,136
                                                                                              ------------
                                                                                                    64,228
                      Add: Estimated costs of acquisition                                              520
                                                                                              ------------
                                                                                              $     64,748
                                                                                              ============



              The purchase consideration of $64,728,000 for 100% of Corner Bay exceeds the carrying value of the net assets acquired by $54,385,000, which has been applied to increase the carrying value of mineral properties. The resulting estimated future income tax liability of $19,035,000 has also been applied to increase the carrying value of mineral properties. The most recent financial statements available for Corner Bay are as at December 31, 2002.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PAN AMERICAN SILVER CORP.




Date: July 3, 2003                        By: /s/  Ross J. Beaty
                                              ----------------------------------
                                              Ross J. Beaty
                                              Chairman